EXHIBIT 3

Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

☒ Yes ☐ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

Answer: tZERO ATS, LLC publishes data and offers data feeds of Market Data (as defined in Part III, Item 15b) regarding orders submitted to, and executions occurring on, tZERO ATS. tZERO ATS, LLC historically has displayed real-time best bid and offer data for NMS stocks that trade on the ATS during the operating hours of the ATS, which are 8 p.m. ET to 4 a.m. ET (the "Operating Hours") on www.tzeroats.com. This best bid and offer data, also referred to as top-of-book data, is currently unavailable on this website. tZERO ATS, LLC, however, will make this data available again to the public for free via ats.tzero.com/overnight-market-data on or before August 31, 2020.

tZERO ATS, LLC also provides real-time Market Data to Subscribers through a restricted, password-protected website as well as through direct Market Data feeds. tZERO ATS, LLC does not charge a fee to Subscribers for providing this Market Data.

tZERO ATS, LLC provides the real-time Market Data feeds to non-Subscribers and other third parties, including, but not limited to, sponsored access clients and Market Data vendors that redistribute the data, through direct Market Data feeds in the same manner as such data is made available to Subscribers. Third parties can use this data for their own purposes, or they can act in a vendor capacity and retransmit the data to other third parties. As described in Part III, Item 19, , subject to tZERO ATS, LLC determines on a case-by-case basis, as a result of commercial negotiations, whether to charge third-parties a fee for Market Data. Likewise, tZERO ATS, LLC determines on a case-by-case basis, as a result of commercial negotiations, whether to allow third parties to retransmit data, and if so, whether to charge for such retransmission.LLC's approval.

For more information, please see Part III, ItemItems 15. and 19(a).

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b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

☐ Yes ☒ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes ☐ No

If no, identify and explain any differences.

Part III: Manner of Operations

Item 19:   Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Answer: tZERO ATS charges SpeedRoute a fixed fee of $15,000 for its access to the ATS. SpeedRoute is not charged a transaction-based fee. For all other Subscribers, tZERO ATS charges the Subscriber a transaction-based fee of $0.008 per share, irrespective of whether the Subscriber or its sponsored access client enters the orders underlying the transactions. That is, tZERO ATS does not charge ~~Subscribers'~~Subscribers' sponsored access clients directly for transactions.

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tZERO ATS, LLC provides the real-time Market Data feeds to non-Subscribers and other third parties, including, but not limited to, sponsored access clients and Market Data vendors that redistribute the data through direct Market Data feeds in the same manner as such data is made available to Subscribers. Third parties can use this data for their own purposes, or they can retransmit the data to other third parties, subject to tZERO ATS, LLC's approval. tZERO ATS, LLC does not charge Subscribers or other third parties for Market Data.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

Answer: N/A.

~~tZERO ATS, LLC provides the real-time Market Data feeds to non-Subscribers and other third parties, including, but not limited to, sponsored access clients and Market Data vendors that redistribute the data through direct Market Data feeds in the same manner as such data is made available to Subscribers. Third parties can use this data for their own purposes, or they can act in a vendor capacity and retransmit the data to other third parties. tZERO ATS, LLC determines on a case-by-case basis, as a result of commercial negotiations, whether to charge third parties a fee for Market Data. Likewise, tZERO ATS, LLC determines on a case-by-case basis, as a result of commercial negotiations, whether to allow third parties to retransmit data, and if so, whether to charge for such retransmission.~~

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Answer: The ATS does not rebate or discount any fees or charges identified in Item 19(a).